UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 1, 2026

HALL CHADWICK ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42962	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1 North Bridge Road #18-06 High Street Centre Singapore	179094
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: +65-90882642

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications under Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material under Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications under Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications under Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided under Section 13(a) of the Exchange Act. ☐

Securities registered under Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one Share Right	HCACU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	HCAC	The Nasdaq Stock Market LLC
Share Rights, each right entitling the holder to receive one tenth (1/10) of a Class A ordinary share	HCACR	The Nasdaq Stock Market LLC

Item 8.01.	Other Events

On June 1, 2026, Hall Chadwick Acquisition Corp, a Cayman Islands exempted company limited by shares, with registration number 421976 (the “Company”) issued a press release announcing that it entered into a definitive business combination agreement (the “BCA”) with REEcycle Holdings, Inc., a Delaware corporation (“REEcycle”), and HCAC Star Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”). Pursuant to the BCA, Merger Sub will merge with and into REEcycle, with REEcycle surviving as a wholly owned subsidiary of the Company. REEcycle is a U.S.-based rare earth element recycling company.

The transaction values REEcycle at a total equity consideration of approximately US$400 million (including up to US$50 million in contingent consideration). The consideration to REEcycle equityholders will be paid entirely in shares of common stock of the combined company. Prior to closing, the Company will complete a domestication from a Cayman Islands exempted company to a Delaware corporation. The closing of the transaction is subject to, among other things, approval by the Company’s shareholders and the effectiveness of a registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission.

The Company may issue or obligate itself to issue up to 6,125,000 shares to such recipients and in such amounts as the Company determines subject to applicable lockup periods and all applicable Laws (“Additional Company Shares”). The Company will reserve for issuance up to 2,625,000 shares, that the Company shall issue during the time period commencing on the date of closing of the BCA and ending on the date that is thirty (30) days after the expiration of the lock-up period, to such recipients and in such amounts as the post-closing Company board of directors determines subject to applicable lockup periods and all applicable laws (“Additional REEcycle Shares”; and together with the Additional Company Shares, the “Additional Shares”; and the recipients of the Additional Shares, the “Additional Share Recipients”). If the commercial production milestone is reached, the Additional Share Recipients shall be eligible for an aggregate one-time issuance of 1,250,000 shares (collectively, the “Deferred Shares”). The Deferred Shares will be allocated 70% to the persons and in the amounts, as the Company identifies in writing before the closing of the BCA with the remaining 30% allocated to the persons designated by the post-closing Company board between closing and before the occurrence of the milestone event that releases the contingent consideration.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release dated June 1, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 1, 2026	HALL CHADWICK ACQUISITION CORP.

	By:	/s/ Aaron Dominish
	Name:	Aaron Dominish
	Title:	Chief Financial Officer

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